Exhibit 21.1

Subsidiaries of Celyad SA

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Cardio3 Inc.	United States
CorQuest Medical, Inc.	United States
Cardio3 BioSciences Asia Ltd.[1]	Hong-Kong

[1]	Cardio3 BioSciences Asia Ltd. is a joint venture of which Celyad SA has 40% of the ownership interests.